EXHIBIT 99.1

VINCI COMPASS REPORTS SECOND QUARTER 2026 EARNINGS RESULTS AND ANNOUNCES THE ACQUISITION OF NAVI’S REAL ESTATE PLATFORM

Rio de Janeiro, August 11, 2026 - Vinci Compass Investments Ltd. (NASDAQ: VINP) ("Vinci Compass,” “the Company,” "we," "us," or "our"), the controlling company of a leading alternative investments and global solutions provider in Latin America, reported today its second quarter 2026 earnings results.

Vinci Compass has issued a complete earnings release and a detailed presentation in the 'Quarterly Earnings' section of the company's website at: https://ir.vincicompass.com/financials/quarterly-results/

Alessandro Horta, Chief Executive Officer, stated: “The strength and resilience of the platform we have built over many years continued to be reflected in the performance of our businesses. In the second quarter, we delivered R$89 million in Fee Related Earnings, up 36% year-over-year, and R$13 billion in capital formation and appreciation, while successfully closing our strategic combination with BACS Asset Management in Argentina. Entering the second half of 2026 from a position of strength, we remain focused on expanding our regional footprint, scaling high-growth strategies and creating long-term value for our shareholders.”

Dividends

Vinci Compass has declared a quarterly dividend of US$0.17 per share to record holders of common stock as of August 25, 2026. This dividend will be paid on September 9, 2026.

Financial Highlights

Vinci Compass posted Fee Related Earnings of R$88.7 million in the second quarter of 2026, or R$1.35 per common share, and FRE Margin of 32.5%. Adjusted Distributable Earnings of R$63.3 million in the second quarter of 2026, or R$0.96 per common share.

Earnings Conference Call

To access the conference call please visit the Events section of the Company's website at: https://ir.vincicompass.com/news-and-events/events. For those unable to listen to the live broadcast, a replay will be available in the same section of the website.

Acquisition of Navi’s Real Estate Platform

Vinci Compass announced today the signing of an agreement (“the Transaction”) to acquire Navi’s Real Estate platform with approximately R$800 million in assets under management. Navi’s Real Estate platform comprises funds across multi-strategy and residential strategies, primarily concentrated in perpetual and long-term lock-up vehicles, including four REITs listed on the Brazilian stock exchange and/or the CETIP.

“The transaction represents another important step in the execution of our long-term strategy to expand our investment capabilities, increase the scale of our platform and build a more diversified and resilient business,” said Alessandro Horta, Chief Executive Officer of Vinci Compass. “Navi’s Real Estate funds are highly complementary to our existing platform and further strengthen our presence in the Brazilian REIT market, particularly within the multi-strategy real estate segment, where Navi’s funds have consistently ranked in the top decile of the industry in terms of performance and where scale, distribution and specialized investment expertise are increasingly important. Together with our broader Real Estate and Credit franchises, this acquisition enhances the range of solutions we can offer our clients and reinforces Vinci Compass’ role as a consolidator of high-quality investment platforms across Latin America.”

The Transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction of customary closing conditions.

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of June 2026, Vinci Compass had R$361 billion in assets under management and advisory.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson / Tim Ragones

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Latin America Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240